Exhibit 99.2

Arrival Announces Closing of Offering of Green Convertible Senior Notes due 2026 and Full Exercise of Initial Purchasers’ Option to Purchase Additional Notes

Luxembourg, November 23, 2021 / Businesswire / - Arrival (NASDAQ: ARVL), announced today the closing of its offering (the “Notes Offering”) of US$320.0 million in aggregate principal amount of green convertible senior notes due 2026 (the “Notes”), including the full exercise by the initial purchasers of their option to purchase an additional US$45.0 million aggregate principal amount of the Notes. The net proceeds to Arrival from the Notes Offering are approximately US$310.4 million, after deducting initial purchasers’ discount but before offering expenses.

The Notes may be offered and sold only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The offer and sale of the Notes and the ordinary shares of Arrival issuable upon conversion of the Notes, if any, have not been and will not be registered under the Securities Act or any state securities laws, and unless so registered, the Notes and such ordinary shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase, nor shall there be any offer or sale of the Notes or any ordinary shares of Arrival issuable upon conversion of the Notes in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Arrival

Arrival was founded in 2015 with a mission to make air clean by replacing all vehicles with affordable electric solutions—produced by local Microfactories. Six years and over 2,000 people later, we are driving the transition to electric vehicles globally by creating products that are zero-emission, more desirable, more sustainable and more equitable than ever before. Our in-house technologies enable our radical new method of design and production using rapidly-scalable, local Microfactories around the world. This method facilitates cities and governments in achieving their sustainability goals whilst also supercharging their communities. We are a technology company, a product company, a supply chain company, an automotive company, a mobility company, a fintech company and a service company—all rolled into one with a shared goal of true sustainability. This vertically integrated business model is how we can have the radical impact our world needs today. Arrival (NASDAQ: ARVL) is a joint stock company governed by Luxembourg law.

Forward-looking statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, market risks and uncertainties and the satisfaction of customary closing conditions for an offering of securities, as well as other risks and uncertainties described in the “Risk Factors” section of Arrival’s annual report on Form 20-F filed with the SEC on April 30, 2021 and other documents filed by Arrival with the SEC from time to time. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts For Arrival

Media

pr@arrival.com

Investors

ir@arrival.com